U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                WALGREEN CO.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


[The CtW Investment Group has posted the following four tweets on the dates shown in brackets below.]


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp [Dec. 6, 2014] Reuters Breakingviews take on our critique of the Walgreens/Alliance
Boots deal reut.rs/1vsR4En  via @reuters @kevinallison #corpgov

[The link is to an article by Kevin Allison of Reuters entitled
"Breakingviews: Walgreen-Boots deal sturdy enough to foil critics"]


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp [Dec. 4, 2014] CtW Invstment Group launches website against Walgreen's Alliance Boots takeover http://ctwinvestmentgroup.com/walgreen/ #activistinvestor #MNA #corpgov

[The link is to the website, specifically the "Walgreen" page]


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp [Dec. 3, 2014] Walgreen takeover of AllianceBoots - unnecessary,expensive,risky. See our investor letter http://ctwinvestmentgroup.com/walgreen/wp-content/uploads/
2014/12/CtW_Dec3_Letter.pdf #activistinvestor #corpgov

[The link is to a "Dear Shareholder" letter that is being posted separately.]


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp [Dec. 3, 2014] CtW urges vote against Walgreen's $14.7 billion deal for Alliance Boots. http://on.wsj.com/1yQPexJ via @WSJ #corp gov

[The link is to an article by Joann Lublin in the Wall Street Journal entitled "CtW Urges Vote Against Walgreen's $14.7 Billion Deal
Alliance Boots."]